Healthpeak® | DOC LISTED NYSE

Earnings Release and Supplemental Report

Third Quarter 2026

ir.healthpeak.com

Healthpeak Properties Reports Third Quarter 2026 Results and Increases Full Year 2026 Earnings Guidance

DENVER, November 2, 2026 - Healthpeak Properties, Inc. (NYSE: DOC) ("Healthpeak"), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended September 30, 2026.

THIRD QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.02 per share and FFO as Adjusted of $0.44 per share

– Outpatient Medical new and renewal lease executions totaled 846,000 square feet, bringing year-to-date Outpatient Medical lease executions to 3.2 million square feet
  - Subsequent to the third quarter, 1.3 million square feet of Outpatient Medical leases have been executed or are under letter of intent ("LOI")

– Lab new and renewal lease executions totaled 480,000 square feet, bringing year-to-date Lab lease executions to 1 million square feet
  - Subsequent to the third quarter, 643,000 square feet of Lab leases have been executed or are under LOI
  - Lab total occupancy increased sequentially by +130 basis points ("bps") and is up +270 bps since year-end 2025

– Janus Living (NYSE: JAN) reported year-over-year revenue and Adjusted EBITDAre growth of 78% and 101%, respectively

– Acquired, or under contract to acquire, four life science buildings totaling approximately 510,000 square feet across three campuses for approximately $233 million

– Entered into a new $500 million unsecured delayed-draw term loan facility

– Net Debt to Adjusted EBITDAre was 4.7x for the quarter ended September 30, 2026

– Recent corporate impact and sustainability achievements:
  - Named to the Top 10 in Real Estate from 3BL Media's 100 Best Corporate Citizens List
  - Named Fortune's Best Workplaces in Real Estate
  - Certified as a Great Place to Work 2026–2027
  - Named one of U.S. News & World Report's 2026–2027 Best Companies to Work For in the Real Estate and Facilities Management category, as well as the West Region category

To learn more and view the Corporate Impact Report, please visit www.healthpeak.com/corporate-impact

THIRD QUARTER RESULTS

	Three Months Ended September 30,	
	2026	2025
	Per Share	Per Share
Diluted Net income (loss) per common share	$ 0.02	$ (0.17)
Diluted FFO as Adjusted per common share	0.44	0.46

Year-Over-Year Same-Store ("SS") Adjusted NOI Growth

	Three Months Ended September 30,	
	SS Growth %	% of SS
Outpatient Medical	3.1%	54.4%
Lab	(0.7%)	35.6%
Senior Housing	25.9%	10.0%
Total	**3.6%**	**100.0%**

JANUS LIVING THIRD QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

- Revenue of $268 million, up 78% compared to the prior year quarter
- Adjusted EBITDAre of $105 million, up 101% compared to the prior year quarter
- Total Adjusted Net Operating Income of $76 million, up 81% compared to the prior year quarter
    - Same-store Adjusted NOI increased 25.9% and margin expanded 360 bps
- Closed $1.75 billion of senior housing acquisitions during the third quarter, consisting of the previously disclosed $1.0 billion that closed from July 1 through August 3 and an additional $743 million that closed subsequent to August 3 through quarter end
- Subsequent to quarter end and through October 30, completed approximately $370 million of senior housing acquisitions
- As of October 30, Janus Living had approximately $1.2 billion of liquidity including cash and available credit facility capacity
- Under binding purchase agreements for approximately $82 million of additional senior housing acquisitions

Janus Living, Inc. is a pure-play senior housing real estate investment trust that owns high-quality communities across the United States, and is majority owned by Healthpeak. Healthpeak owns 214.7 million shares of Janus Living common stock and operating partnership common units, representing a 69% equity ownership as of September 30, 2026. Janus Living is consolidated into Healthpeak's financial statements, with the approximately 31% not owned by Healthpeak reported as noncontrolling interest.

LAB INVESTMENTS

Healthpeak has acquired, or is under contract to acquire, four life science buildings totaling approximately 510,000 square feet across three campuses for approximately $233 million. Each acquisition is part of, or an extension of, an existing Healthpeak campus where the Company's local scale and relationships position it to drive near-term leasing.

On September 30, 2026, Healthpeak acquired the senior construction loan secured by HQ Point and acquired the remaining equity interest for a combined $105 million. HQ Point is a two-building, 236,000 square foot lab campus in San Diego's Sorrento Mesa submarket that is currently 29% occupied.

Healthpeak is also under contract to acquire two life science properties that are expected to close in the fourth quarter of 2026 or early 2027, subject to customary closing conditions.

- South San Francisco: Healthpeak is under contract to acquire a 145,000 square foot life science building for approximately $92 million. The property is currently 49% occupied and sits adjacent to an existing 146,000 square foot Healthpeak life science building and between The Cove and The Shore, two Healthpeak campuses totaling more than 2 million square feet.
- Cambridge: Healthpeak is under contract to acquire the remaining 51% ownership interest in 100 Acorn Park Drive, a 129,000 square foot life science building on the Cambridge Discovery Park campus for approximately $36 million. The property is currently 53% occupied. Upon closing, Healthpeak will own 100% of the 605,000 square foot Cambridge Discovery Park campus.

These three opportunistic acquisitions have a blended in-place occupancy of 41%, a current cash yield of approximately 5%, and an expected stabilized cash yield of approximately 9-10%.

A presentation highlighting these investments is available at https://ir.healthpeak.com.

OUTPATIENT MEDICAL ACQUISITION

In October 2026, Healthpeak acquired Westway One, a 146,000 square foot Class A medical training facility in Houston, Texas, for $38 million. The property is 100% leased to affiliates of HCA Healthcare, with 11 years of remaining lease term. The acquisition represents an initial capitalization rate of approximately 7.4%, adds to Healthpeak's approximately 3.4 million square foot outpatient medical portfolio in Houston, and expands its portfolio of HCA nursing and professional education facilities.

OUTPATIENT MEDICAL JOINT VENTURE RECAPITALIZATION

As previously disclosed, in July 2026, Healthpeak entered into a joint venture with affiliates of Brookfield Asset Management ("Brookfield") through the contribution of an 86-property outpatient medical portfolio valued at approximately $2.1 billion. Healthpeak received proceeds of approximately $1.025 billion for the sale of the 49% interest.

BALANCE SHEET

Net Debt to Adjusted EBITDAre was 4.7x for the quarter ended September 30, 2026.

In October 2026, Healthpeak entered into a new $500 million unsecured delayed-draw term loan facility. The term loan matures in October 2030 and bears interest at SOFR plus 80 basis points based on Healthpeak's current credit ratings. The unsecured term loan facility was undrawn at closing.

As of October 30, 2026, Healthpeak had $3.8 billion of liquidity, including cash, availability under its revolving credit facility, and undrawn term loan commitments.

DIVIDEND

On October 1, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of October, November, and December of 2026, representing an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date. Future dividends are at the discretion of Healthpeak's Board of Directors.

Record Date	Payment Date	Amount
October 19, 2026	October 30, 2026	$0.10167 per common share
November 13, 2026	November 25, 2026	$0.10167 per common share
December 18, 2026	December 30, 2026	$0.10167 per common share

GUIDANCE

Healthpeak's 2026 guidance ranges are updated as follows:

Full Year 2026	As of 8/4/26			As of 11/2/26			Midpoint Change
Diluted earnings per common share	$0.48	-	$0.52	$0.39	-	$0.41	$0.10 decrease(1)
Diluted FFO as Adjusted per share	$1.73	-	$1.77	$1.76	-	$1.78	$0.02 increase
Total Same-Store Cash (Adjusted) NOI	0%	-	1.5%	0.5%	-	2.0%	50 bps increase

(1) The decrease in diluted earnings per common share guidance is primarily due to depreciation and amortization associated with senior housing acquisitions closed by Janus Living during the third quarter and through October 30, 2026. Depreciation and amortization is excluded from Nareit FFO and FFO as Adjusted, so this change has no impact on FFO as Adjusted guidance.

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional guidance ranges, details, and assumptions, please see page 10 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Tuesday, November 3, 2026, at 10:00 a.m. Eastern Time.

- Healthpeak’s website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/917525646. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 917 525 646.

A webcast replay will be available on Healthpeak’s website through December 3, 2026.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

NON-GAAP FINANCIAL MEASURES

Nareit FFO, FFO as Adjusted, Total Same-Store Cash (Adjusted) NOI, Adjusted EBITDAre, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "September 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" section of this release for additional information. Additionally, as used herein with respect to Janus Living, Adjusted EBITDAre, Total Adjusted Net Operating Income, and Same-Store Adjusted NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of Janus Living. See "September 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of the Janus Living website at https://ir.janusreit.com/financials/quarterly-results.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. As more fully set forth under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC"), these risks and uncertainties include, but are not limited to: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration; macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and changing requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the initial public offering of Janus Living may not achieve the intended benefits; our economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; potential conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our SEC filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Dollars in thousands, except per share amounts

	September 30, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 18,744,157	$ 16,593,535
Development costs and construction in progress	1,026,355	1,010,657
Land and improvements	3,426,289	3,007,346
Accumulated depreciation	(4,708,201)	(4,512,443)
Net real estate	18,488,600	16,099,095
Loans receivable, net of reserves of $8,036 and $11,345	284,203	606,020
Investments in unconsolidated joint ventures	466,114	802,601
Accounts receivable, net of allowance of $3,994 and $2,018	75,944	78,327
Cash and cash equivalents	514,310	467,457
Restricted cash	91,512	70,245
Intangible assets	917,700	654,516
Assets held for sale	48,042	80,621
Right-of-use asset	393,382	412,198
Deferred tax assets	121,663	111,248
Goodwill	68,529	68,529
Other assets	941,976	885,161
Total assets	**$ 22,411,975**	**$ 20,336,018**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,489,500	$ 1,078,850
Term loans	1,646,725	1,647,113
Senior unsecured notes	6,142,101	6,772,722
Mortgage debt	104,019	349,209
Intangible liabilities	146,688	173,697
Liabilities related to assets held for sale	1,035	11,900
Lease liability	288,386	296,260
Accounts payable, accrued liabilities, and other liabilities	749,010	718,509
Deferred revenue	1,039,166	985,307
Total liabilities	**$ 11,606,630**	**$ 12,033,567**
Commitments and contingencies		
Redeemable noncontrolling interests	27,431	159,581
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 689,535,670 and 695,036,731 shares issued and outstanding	689,536	695,037
Additional paid-in capital	13,470,684	12,767,914
Cumulative dividends in excess of earnings	(6,322,342)	(5,952,920)
Accumulated other comprehensive income (loss)	28,058	(9,937)
Total stockholders' equity	7,865,936	7,500,094
Public investors of Janus Living, Inc.	1,270,543	—
Joint venture partners	1,283,529	295,455
Non-managing member unitholders	357,906	347,321
Total noncontrolling interests	2,911,978	642,776
Total equity	**$ 10,777,914**	**$ 8,142,870**
Total liabilities and equity	**$ 22,411,975**	**$ 20,336,018**

Dollars in thousands, except per share amounts

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	**2025**	**2026**	**2025**
Revenues:				
Rental and related revenues	$ 545,390	$ 539,886	$ 1,617,180	$ 1,607,714
Resident fees and services	268,300	150,458	685,101	448,240
Interest income and other	7,202	15,529	43,142	47,156
Total revenues	**820,892**	**705,873**	**2,345,423**	**2,103,110**
Costs and expenses:				
Operating	379,391	291,922	1,036,375	841,246
Depreciation and amortization	298,923	262,317	872,047	796,779
Interest expense	83,899	76,784	263,471	224,540
General and administrative	23,589	19,907	70,697	66,789
Transaction costs	9,738	2,420	43,059	18,169
Impairments and loan loss reserves (recoveries), net	(210)	(54)	(3,964)	(117)
Total costs and expenses	**795,330**	**653,296**	**2,281,685**	**1,947,406**
Other income (expense):				
Gain (loss) on sales of real estate, net	—	11,500	60,657	13,136
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	8,670	1,160	165,215	(9,658)
Total other income (expense), net	8,670	12,660	225,469	3,478
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**34,232**	**65,237**	**289,207**	**159,182**
Income tax benefit (expense)	(1,287)	1,206	(139)	(3,256)
Equity income (loss) from unconsolidated joint ventures	3,742	(176,291)	10,516	(176,691)
Net income (loss)	**36,687**	**(109,848)**	**299,584**	**(20,765)**
Noncontrolling interests' share in earnings	(19,424)	(7,274)	(35,870)	(21,856)
Net income (loss) attributable to Healthpeak Properties, Inc.	**17,263**	**(117,122)**	**263,714**	**(42,621)**
Participating securities' share in earnings	(145)	(134)	(444)	(714)
Net income (loss) applicable to common shares	**$ 17,118**	**$ (117,256)**	**$ 263,270**	**$ (43,335)**
Earnings per common share:				
Basic	$ 0.02	$ (0.17)	$ 0.38	$ (0.06)
Diluted	$ 0.02	$ (0.17)	$ 0.38	$ (0.06)
Weighted average shares outstanding:				
Basic	689,509	694,930	691,498	696,380
Diluted	689,509	694,930	691,781	696,380

Dollars in thousands, except per share amounts

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	2025	2026	2025
Net income (loss) applicable to common shares	**$ 17,118**	**$ (117,256)**	**$ 263,270**	**$ (43,335)**
Real estate related depreciation and amortization	298,923	262,317	872,047	796,779
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	7,564	12,574	22,420	37,304
Noncontrolling interests' share of real estate related depreciation and amortization	(26,816)	(3,807)	(46,939)	(12,686)
Loss (gain) on sales of depreciable real estate, net	—	(11,500)	(60,657)	(13,136)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	—	1,793	—
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	973	—
Loss (gain) upon change of control, net(1)	—	—	(138,343)	—
Taxes associated with real estate dispositions	—	—	(1,805)	(335)
Impairments (recoveries) of real estate, net(2)	—	175,827	—	175,827
Nareit FFO applicable to common shares	296,789	318,155	912,759	940,418
Distributions on dilutive convertible units and other	4,336	4,551	13,257	13,735
Diluted Nareit FFO applicable to common shares	**$ 301,125**	**$ 322,706**	**$ 926,016**	**$ 954,153**
Diluted Nareit FFO per common share	**$ 0.43**	**$ 0.45**	**$ 1.31**	**$ 1.34**
Weighted average shares outstanding - Diluted Nareit FFO	703,980	709,513	705,980	711,023
Impact of adjustments to Nareit FFO:				
Transaction, merger, and restructuring-related costs(3)	$ 8,379	$ 2,420	$ 36,681	$ 18,169
Other impairments (recoveries) and other losses (gains), net(4)	(210)	(54)	(3,964)	125
Loss (gain) on debt extinguishments	—	—	302	—
Casualty-related charges (recoveries), net(5)	(70)	(1,771)	(4,451)	6,375
Recognition (reversal) of valuation allowance on deferred tax assets(6)	—	—	(3,058)	—
Total adjustments	8,099	595	25,510	24,669
FFO as Adjusted applicable to common shares	304,888	318,750	938,269	965,087
Distributions on dilutive convertible units and other	4,330	4,551	13,235	13,715
Diluted FFO as Adjusted applicable to common shares	**$ 309,218**	**$ 323,301**	**$ 951,504**	**$ 978,802**
Diluted FFO as Adjusted per common share	**$ 0.44**	**$ 0.46**	**$ 1.35**	**$ 1.38**
Weighted average shares outstanding - Diluted FFO as Adjusted	703,980	709,513	705,980	711,023
Other operating data:				
Amortization of deferred financing costs and debt discounts (premiums)	$ 8,616	$ 7,981	$ 25,879	$ 23,708
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	16,710	12,711	37,331	36,449
Stock-based compensation amortization expense	4,412	4,046	13,265	10,410
Deferred income taxes	930	(179)	4,032	4,989
AFFO capital expenditures	(37,617)	(27,261)	(103,678)	(76,125)
Straight-line rents	(12,876)	(14,282)	(35,964)	(30,836)
Amortization of above (below) market lease intangibles, net	(6,562)	(8,105)	(19,466)	(28,402)
Other items(7)	(3,909)	(1,687)	(9,571)	(1,303)

(1) The nine months ended September 30, 2026 includes a gain upon change of control related to (i) the acquisition of the remaining 46.5% interest in the SWF SH JV which held 19 senior housing properties and (ii) the disposition of an 80% interest in six outpatient medical buildings to a third-party. These gains upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three and nine months ended September 30, 2025 include other-than-temporary impairment charges on certain unconsolidated real estate joint ventures, which are recognized in equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(3) The three and nine months ended September 30, 2026 and 2025 include investment pursuit costs. The three and nine months ended September 30, 2026 includes transition costs associated with senior housing operators and the nine months ended September 30, 2026 includes costs related to the Janus Living IPO. The three and nine months ended September 30, 2025 include costs related to the merger with Physicians Realty Trust, which are primarily comprised of severance, legal, accounting, tax, information technology, and other costs of combining operations with Physicians Realty Trust.

(4) The three and nine months ended September 30, 2026 and 2025 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

(6) The nine months ended September 30, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with the Janus Living IPO.

(7) Primarily includes: (i) amortization of deferred revenue, (ii) noncontrolling interests' share of senior housing entrance fees in excess of (less than) the related GAAP amortization, (iii) noncontrolling interests' share of Adjusted Funds from Operations ("AFFO") Capital Expenditures, and (iv) our proportionate share of AFFO capital expenditures and straight-line rents from unconsolidated joint ventures.

Dollars in millions, except per share amounts

2026 GUIDANCE RANGES AND SUPPLEMENTAL INFORMATION

	FY 2026 Guidance November 2, 2026	Change from Prior Guidance
Diluted earnings per common share[1]	$0.39 – $0.41	($0.10)
Diluted FFO as adjusted per common share	$1.76 – $1.78	+$0.02
Total Year-Over-Year Same-Store Cash (Adjusted) NOI Growth	0.50% – 2.00%	+50 bps
Outpatient Medical	*2.50% – 3.00%*	*+25 bps*
Lab	*(6.00%) – (3.00%)*	*+100 bps*
Senior Housing	*16.00% – 19.00%*	*+250 bps*
Other Key Assumptions		
Interest expense (net of capitalized interest)	$350	Unchanged
General and administrative expense	$95	Unchanged
General and administrative expense attributable to Healthpeak	*$75*	($1)
General and administrative expense attributable to Janus Living[2]	*$20*	+$1
Healthpeak retained earnings	$270	+$10
Healthpeak proceeds from joint ventures, dispositions and/or loan repayments[3]	$1,900	Unchanged
Healthpeak acquisitions and share repurchases[4]	$1,200	+$200
Healthpeak development, redevelopment and revenue enhancing capex	$400	Unchanged
Healthpeak debt repayment	$900	Unchanged
Janus Living proceeds from IPO, follow-on equity and/or credit facilities	$2,300	+$700
Janus Living post-IPO acquisitions[5]	$2,300	+$700
Janus Living revenue enhancing capex[2]	$110	+$5

(1) The decrease in diluted earnings per common share guidance is primarily due to depreciation and amortization associated with senior housing acquisitions closed by Janus Living during the third quarter and through October 30, 2026. Depreciation and amortization is excluded from Nareit FFO and FFO as Adjusted, so this change has no impact on FFO as Adjusted guidance.
(2) General and administrative expense attributable to Janus Living includes $13 million of management fees, $4 million of public company costs, and $3 million of pre-IPO expenses. This reflects a $1 million increase versus prior guidance, driven by higher acquisition volume and the associated 50 bps management fee. Janus Living revenue enhancing capex also increased due to increased acquisitions.
(3) Closed approximately $1.7 billion of dispositions, JV recaps and loan repayments to date, see page 18 for details.
(4) Closed approximately $1.0 billion of acquisitions and loans (see page 18 for details), and $100 million of share repurchases to date.
(5) Includes approximately $2.2 billion of post-IPO acquisitions closed as of October 30, 2026, and approximately $82 million under purchase agreement.

SELECTED DATA	3Q25	4Q25	1Q26	2Q26	3Q26
Diluted FFO as Adjusted applicable to common shares	$ 323,301	$ 331,713	$ 316,853	$ 325,416	$ 309,218
Diluted FFO as Adjusted per common share	0.46	0.47	0.45	0.46	0.44
Dividends per common share	0.31	0.31	0.31	0.31	0.31

SELECTED INCOME STATEMENT DATA	3Q25	4Q25	1Q26	2Q26	3Q26
Total Revenues	$ 705,873	$ 719,402	$ 752,952	$ 771,579	$ 820,892
Property Operating Expenses	291,922	287,853	323,861	333,123	379,391
G&A Expense attributable to Healthpeak	19,907	23,627	21,305	18,711	18,283
G&A Expense attributable to Janus Living	—	—	3,286	3,806	5,306
Interest Expense	76,784	80,638	87,292	92,280	83,899
Noncontrolling interests' share in earnings	(7,274)	(7,824)	(6,023)	(10,423)	(19,424)
Net Income (loss) attributable to Healthpeak Properties, Inc.	(117,122)	113,968	193,633	52,818	17,263

LIQUIDITY[1]	3Q25	4Q25	1Q26	2Q26	3Q26
Credit Facilities[2]	$ 3,000,000	$ 3,000,000	$ 4,000,000	$ 4,000,000	$ 5,150,000
Commercial Paper Balance	(368,125)	(1,078,850)	(1,751,409)	(1,495,994)	(1,489,500)
Cash and Cash Equivalents	91,038	467,457	1,170,992	1,626,827	514,310
Available Liquidity	**$ 2,722,913**	**$ 2,388,607**	**$ 3,419,583**	**$ 4,130,833**	**$ 4,174,810**

FINANCIAL RATIOS[1]	3Q25	4Q25	1Q26	2Q26	3Q26
Total Floating Rate Debt	$ 542,419	$ 1,192,771	$ 1,867,132	$ 1,611,552	$ 1,608,157
Net Floating Rate Debt	424,171	701,997	687,898	—	1,076,404
Enterprise Cash	188,524	562,690	1,275,860	1,729,621	625,074
Enterprise Debt	9,332,050	10,057,662	10,634,708	10,244,434	9,604,113
Enterprise Gross Assets	25,266,258	26,149,968	27,253,582	27,120,810	28,055,491
Total Fixed Charges	102,277	104,117	110,213	115,006	104,772
Three Months Ended Adjusted EBITDAre	428,455	453,561	433,489	455,473	472,861
Annualized Adjusted EBITDAre	1,713,820	1,814,244	1,733,956	1,821,892	1,891,444
Weighted Average Interest Rate (GAAP)	4.3%	4.2%	4.2%	4.2%	4.3%
Weighted Average Interest Rate (Coupon)	3.9%	3.9%	3.9%	3.9%	3.9%
Net-Debt-to-Adjusted EBITDAre	5.3x	5.2x	5.4x	4.7x	4.7x
Floating Rate Debt Exposure	5.7%	11.7%	17.4%	15.6%	16.5%
Net Floating Rate Debt Exposure	4.5%	6.9%	6.4%	—%	11.1%
Adjusted Fixed Charge Coverage	4.2x	4.3x	3.9x	4.0x	4.4x
Financial Leverage	36.9%	38.5%	39.0%	37.8%	34.2%
Secured Debt Ratio	2.2%	2.1%	1.7%	1.2%	1.2%

DEBT COMPLIANCE & RATINGS[1]

Ratio (Requirement)	3Q25	4Q25	1Q26	2Q26	3Q26
Leverage Ratio (No greater than 60%)	38.0%	39.0%	37.3%	34.8%	33.7%
Secured Debt Ratio (No greater than 40%)	2.0%	2.0%	1.4%	0.8%	0.5%
Unsecured Leverage Ratio (No greater than 60%)	41.0%	42.0%	38.8%	36.1%	35.1%
Fixed Charge Coverage Ratio (12 Months) (No less than 1.50x)	4.8x	4.3x	4.2x	4.1x	4.5x
Tangible Net Worth ($ in billions) (No less than $7.7B)	$13.4B	$13.4B	$14.3B	$14.5B	$16.0B
Moody's (Senior Unsecured Debt)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)
S&P Global (Senior Unsecured Debt)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)

CAPITALIZATION AND ENTERPRISE VALUE[1]	3Q25	4Q25	1Q26	2Q26	3Q26
Common Shares	694,946	695,037	695,263	689,465	689,536
Convertible Partnership and OP Units	13,650	13,640	13,945	13,852	13,821
Period Ended Share Price	$ 19.15	$ 16.08	$ 16.43	$ 21.40	$ 19.97
Total Market Equity Capitalization	**$ 13,569,614**	**$ 11,395,526**	**$ 11,652,287**	**$ 15,050,984**	**$ 14,046,039**
Plus: Consolidated Debt	9,131,561	9,847,894	10,422,772	10,032,186	9,382,345
Plus: Joint Venture Debt	200,489	209,768	211,936	212,248	221,768
Total Enterprise Value	**$ 22,901,664**	**$ 21,453,188**	**$ 22,286,995**	**$ 25,295,418**	**$ 23,650,152**

(1) Healthpeak and Janus Living liquidity, financial ratios, and debt compliance are presented on a consolidated basis.
(2) Credit Facilities consist of: (i) a $3.0 billion senior unsecured revolving credit facility at Healthpeak, (ii) a $400 million senior unsecured delayed draw term loan at Healthpeak, and (iii) a $1.25 billion senior unsecured revolving credit facility at Janus Living, each of which remained undrawn as of September 30, 2026, and (iv) a $500 million senior unsecured delayed draw term loan at Healthpeak that closed on October 28, 2026 and remained undrawn as of October 30, 2026.

Dollars and square feet in thousands

PORTFOLIO MIX

	Properties			Square Footage / Units		
	Operating	Development / Redevelopment	Total	Operating	Development / Redevelopment	Total Capacity
Outpatient Medical	495	11	506	34,984	930	35,914
Lab	124	19	143	10,650	1,966	12,617
Senior Housing	74	—	74	15,256	—	15,256
Other	3	—	3	1,024	—	1,024
Total	**696**	**30**	**726**			

GEOGRAPHIC DIVERSIFICATION

Market	Portfolio Adjusted NOI	Cash NREFs in Excess of NOI	Total	% of Total
San Francisco, CA	$ 93,289	$ —	$ 93,289	23.7
Boston, MA	33,635	—	33,635	8.6
Dallas, TX	25,080	—	25,080	6.4
San Diego, CA	17,323	—	17,323	4.4
Houston, TX	16,449	814	17,263	4.4
Tampa, FL	12,778	563	13,341	3.4
Atlanta, GA	13,202	(145)	13,057	3.3
Philadelphia, PA	8,234	2,890	11,124	2.8
Seattle, WA	10,824	—	10,824	2.8
Denver, CO	10,206	—	10,206	2.6
Nashville, TN	9,600	—	9,600	2.4
Phoenix, AZ	9,298	—	9,298	2.4
Washington, DC	6,276	2,328	8,604	2.2
Louisville, KY	8,266	—	8,266	2.1
Jacksonville, FL	6,591	1,117	7,708	2.0
Orlando, FL	5,547	2,118	7,665	2.0
Minneapolis, MN	5,463	—	5,463	1.4
New York, NY	4,369	—	4,369	1.1
Kansas City, MO	4,130	—	4,130	1.1
Miami, FL	4,123	—	4,123	1.0
Remaining	76,634	2,078	78,712	20.0
Total	**$ 381,314**	**$ 11,763**	**$ 393,076**	**100.0**

TENANT DIVERSIFICATION

Tenant / Parent	Classification	Leased Square Feet	% of ABR
HCA	Health System	5,251	10.9
CommonSpirit Health	Health System	1,949	2.4
Roche Holding AG	Large Cap Biopharma	292	1.5
Bristol-Myers Squibb	Large Cap Biopharma	407	1.5
Northside Hospital	Health System	853	1.5
Revolution Medicines	Large Cap Biopharma	294	1.5
University of Louisville	Health System	738	1.4
Alphabet	Large Cap Biopharma	242	1.4
Novo Nordisk	Large Cap Biopharma	232	1.3
McKesson Corporation	Health System	651	1.2
Johnson & Johnson	Large Cap Biopharma	260	1.2
Arcus Biosciences	Mid Cap Biopharma	260	1.2
HonorHealth	Health System	575	1.2
Astellas Pharma	Large Cap Biopharma	178	1.1
Ascension Health	Health System	677	1.0
Community Health Systems	Health System	856	1.0
Pfizer	Large Cap Biopharma	164	1.0
Eli Lilly	Large Cap Biopharma	146	0.9
Nkarta	Small Cap Biopharma	119	0.9
Denali Therapeutics	Mid Cap Biopharma	148	0.8
Top 20 Tenants		**14,292**	**34.7**

PORTFOLIO DIVERSIFICATION(1)

Classification	Annualized Base Rent(2)	% of Annualized Base Rent(2)
Health System	$ 541,026	31.6
Senior Housing	261,570	15.3
Large Cap Biopharma	240,716	14.0
Physician Group Practices	206,977	12.1
Med Device / R&D / University & Other	149,208	8.7
Mid Cap Biopharma	127,291	7.4
Private Biopharma	105,405	6.2
Small Cap Biopharma	81,101	4.7
Total	**$ 1,713,293**	**100.0**

(1) Biopharma market caps as of 09/30/2026. Large Cap Biopharma market cap >$10B; Mid Cap between $10B and $500M; and Small Cap <$500M.
(2) Represents the Annualized Base Rent ("ABR") for our leased portfolio and annualized Adjusted NOI for our Senior Housing portfolio.

Dollars in millions

DETAILED DEBT SCHEDULE[(1)]

	Rate/Coupon	2026	2027	2028	2029	2030	Thereafter	Premiums, Discounts, Debt Issuance Costs	Total	Weighted Average Maturity in Years
$3.0 Billion Healthpeak Revolver[(1)]		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	
$1.25 Billion Janus Living Revolver		—	—	—	—	—	—	—	—	
Healthpeak Commercial Paper[(1)]	4.17%	—	—	—	1,490	—	—	—	1,490	
Total Revolver & Commercial Paper		**$ —**	**$ —**	**$ —**	**$ 1,490**	**$ —**	**$ —**	**$ —**	**$ 1,490**	**2.3**
Weighted Average Interest Rate	4.17%	—%	—%	—%	4.17%	—%	—%			
Term Loans										
Term Loan due 02/2027	3.44%	$ —	$ 250	$ —	$ —	$ —	$ —	$ —	$ 250	
Term Loan due 08/2027	3.38%	—	250	—	—	—	—	—	250	
Term Loan due 05/2028	4.49%	—	—	400	—	—	—	1	401	
Term Loan due 03/2029	4.44%	—	—	—	750	—	—	(2)	748	
Term Loan due 03/2031[(2)]	S + 80bps	—	—	—	—	—	—	(1)	(1)	
Total Term Loans		**$ —**	**$ 500**	**$ 400**	**$ 750**	**$ —**	**$ —**	**$ (3)**	**$ 1,647**	**1.7**
Weighted Average Interest Rate	4.14%	—%	3.41%	4.49%	4.44%	—%	—%			
Senior Unsecured Notes										
Notes due 02/2027	1.35%	$ —	$ 450	$ —	$ —	$ —	$ —	$ —	$ 450	
Notes due 03/2027	4.30%	—	400	—	—	—	—	(1)	399	
Notes due 01/2028	3.95%	—	—	350	—	—	—	(6)	344	
Notes due 12/2028	2.13%	—	—	500	—	—	—	(2)	498	
Notes due 07/2029	3.50%	—	—	—	650	—	—	(3)	647	
Notes due 01/2030	3.00%	—	—	—	—	750	—	(3)	747	
Notes due 01/2031	2.88%	—	—	—	—	—	600	(5)	595	
Notes due 11/2031	2.63%	—	—	—	—	—	500	(61)	439	
Notes due 12/2032	5.25%	—	—	—	—	—	750	(10)	740	
Notes due 01/2033	4.75%	—	—	—	—	—	500	(7)	493	
Notes due 02/2035	5.38%	—	—	—	—	—	500	(6)	494	
Notes due 02/2041	6.75%	—	—	—	—	—	300	(3)	297	
Total Senior Unsecured Notes		**$ —**	**$ 850**	**$ 850**	**$ 650**	**$ 750**	**$ 3,150**	**$ (108)**	**$ 6,142**	**4.4**
Weighted Average Interest Rate	3.74%	—%	2.74%	2.88%	3.50%	3.00%	4.46%			
Total Mortgage Debt		**$ 100**	**$ 1**	**$ 3**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 104**	**0.3**
Weighted Average Interest Rate	5.80%	5.76%	7.00%	6.75%	—%	—%	—%			
Total Share of Unconsolidated Mortgage Debt[(3)]		**$ 110**	**$ 13**	**$ 101**	**$ —**	**$ —**	**$ —**	**$ (2)**	**$ 222**	**1.1**
Weighted Average Interest Rate	4.86%	4.16%	5.78%	5.49%	—%	—%	—%			
Total Enterprise Debt		**$ 210**	**$ 1,364**	**$ 1,354**	**$ 2,890**	**$ 750**	**$ 3,150**	**$ (113)**	**$ 9,604**	**3.5**
Weighted Average Interest Rate	3.92%	4.92%	3.01%	3.56%	4.09%	3.00%	4.46%			

(1) Healthpeak has a $3.0 billion unsecured revolving line of credit facility that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) As of September 30, 2026, no amounts had been drawn under the Term Loan maturing in March 2031, which included $400 million of undrawn borrowing capacity pursuant to a 270-day delayed draw feature. Subsequent to quarter-end, on October 28, 2026, the Company closed on an additional Term Loan with a 270-day delayed draw feature, providing $500 million of undrawn borrowing capacity. No amounts had been drawn under this facility as of the closing date.

(3) In 2026, $100 million of Mortgage Debt is due in December, and $103 million and $7 million of Unconsolidated Mortgage Debt are due in November and December, respectively.

Dollars and square feet in thousands

SAME-STORE SEGMENT PERFORMANCE

	3Q25	4Q25	1Q26	2Q26	3Q26	Year-Over-Year Growth Rate
Outpatient Medical						
Property Count	482	482	482	482	482	
Square Footage	34,037	34,039	34,037	34,039	34,046	
Same-Store Occupancy	91.7%	91.8%	91.6%	91.6%	91.7%	— bps
Same-Store Cash Real Estate Revenues	$ 259,244	$ 260,092	$ 260,862	$ 261,330	$ 264,286	1.9%
Same-Store Cash Operating Expenses	(91,227)	(89,521)	(89,475)	(87,855)	(91,044)	(0.2%)
Same-Store Adjusted NOI	**$ 168,017**	**$ 170,571**	**$ 171,388**	**$ 173,475**	**$ 173,242**	**3.1%**
Lab						
Property Count	103	103	103	103	103	
Square Footage	7,956	7,956	7,956	7,969	7,963	
Same-Store Occupancy	92.7%	89.9%	90.1%	90.4%	90.6%	(210) bps
Same-Store Cash Real Estate Revenues	$ 165,018	$ 169,516	$ 162,092	$ 162,549	$ 165,773	0.5%
Same-Store Cash Operating Expenses	(50,578)	(50,197)	(48,560)	(47,263)	(52,182)	3.2%
Same-Store Adjusted NOI	**$ 114,440**	**$ 119,319**	**$ 113,531**	**$ 115,286**	**$ 113,591**	**(0.7%)**
Senior Housing						
Property Count	15	15	15	15	15	
Units	7,067	7,067	7,069	7,067	7,029	
Same-Store Occupancy	86.7%	87.4%	88.5%	88.6%	89.7%	300 bps
Same-Store Cash Real Estate Revenues	$ 104,117	$ 107,779	$ 110,941	$ 111,621	$ 114,321	9.8%
Same-Store Cash Operating Expenses	(78,798)	(78,554)	(80,484)	(81,409)	(82,450)	4.6%
Same-Store Adjusted NOI	**$ 25,319**	**$ 29,224**	**$ 30,457**	**$ 30,213**	**$ 31,871**	**25.9%**
Total Portfolio Same-Store						
Property Count	600	600	600	600	600	
Same-Store Cash Real Estate Revenues	$ 528,379	$ 537,386	$ 533,895	$ 535,501	$ 544,380	3.0%
Same-Store Cash Operating Expenses	(220,602)	(218,272)	(218,519)	(216,527)	(225,676)	2.3%
Same-Store Adjusted NOI	**$ 307,776**	**$ 319,114**	**$ 315,376**	**$ 318,973**	**$ 318,704**	**3.6%**

Dollars and square feet in thousands

TOTAL SEGMENT PERFORMANCE

	3Q25[(1)]	4Q25[(1)]	1Q26	2Q26	3Q26	
Outpatient Medical						
Property Count	530	509	504	501	506	
Square Footage	37,784	37,019	36,100	35,758	35,914	
Occupancy	90.6%	90.6%	90.5%	90.7%	90.3%	(2)
Adjusted NOI	$ 200,413	$ 204,430	$ 198,377	$ 198,005	$ 184,272	
Termination Fees	109	522	1,049	32	49	
Straight-Line Rent and Other Income	10,251	10,265	9,420	8,550	8,384	
NOI	**$ 210,773**	**$ 215,216**	**$ 208,846**	**$ 206,587**	**$ 192,704**	
Lab						
Property Count	139	146	141	141	143	
Square Footage	11,480	12,835	12,373	12,387	12,617	
Occupancy	81.0%	77.1%	77.7%	78.5%	79.8%	(3)
Adjusted NOI	$ 138,058	$ 140,300	$ 141,019	$ 142,614	$ 140,868	
Termination Fees	2,391	13,994	301	678	1,154	
Straight-Line Rent and Other Income	13,130	7,653	8,793	11,310	12,655	
NOI	**$ 153,578**	**$ 161,948**	**$ 150,113**	**$ 154,601**	**$ 154,677**	
Senior Housing						
Property Count	15	15	40	41	74	
Units	7,067	7,067	11,252	11,420	15,256	
Occupancy	86.7%	87.4%	86.1%	85.5%	86.5%	
Adjusted NOI	$ 36,548	$ 41,865	$ 55,425	$ 45,851	$ 53,655	
Other Expense	—	1,648	—	—	(497)	
NOI	**$ 36,548**	**$ 43,513**	**$ 55,425**	**$ 45,851**	**$ 53,158**	
Other						
Property Count	19	19	3	3	3	
Adjusted NOI	$ 5,617	$ 5,358	$ 3,122	$ 2,922	$ 2,519	
Other Expense	22	(85)	169	310	334	
NOI	**$ 5,639**	**$ 5,273**	**$ 3,290**	**$ 3,232**	**$ 2,853**	
Total Portfolio						
Property Count	703	689	688	686	726	
Adjusted NOI	$ 380,636	$ 391,953	$ 397,944	$ 389,392	$ 381,314	
Termination Fees	2,500	14,515	1,349	709	1,203	
Straight-Line Rent and Other Income	23,403	19,482	18,382	20,170	20,876	
NOI	**$ 406,539**	**$ 425,950**	**$ 417,675**	**$ 410,272**	**$ 403,393**	

(1) These prior quarters are reflected as they were originally reported and do not reflect the change of segment for 1 Lab property and 2 Outpatient Medical properties to Other, and 19 properties from Other to Senior Housing.
(2) Total occupancy as reported in 3Q26 was negatively impacted by (50) bps due to the impact of asset sales and recapitalizations. Normalized for the sales and recapitalizations, total occupancy increased sequentially in 3Q26.
(3) The occupancy presented above excludes the two San Diego properties that were acquired on 9/30/26. Including those properties, total occupancy would have been 78.8%.

Dollars and square feet in thousands

OUTPATIENT MEDICAL PORTFOLIO SUMMARY

		Square Footage		
	Properties[(1)]	Total[(1)]	Occupied	Occupancy %
Same-Store	**482**	**34,046**	**31,345**	**91.7%**
Operating	495	34,984	32,048	
Development	6	555	151	
Redevelopment	5	375	215	
Total	**506**	**35,914**	**32,414**	**90.3%** [(2)]

OWNERSHIP TYPE[(1)]

	Properties			Square Footage		
	Fee Simple	Ground Lease	Total	Fee Simple	Ground Lease	Total
Count / Square Footage	247	259	506	15,599	20,315	35,914
% Total Portfolio	48.8%	51.2%	100.0%	43.4%	56.6%	100.0%

LEASE TYPES

				Annual Escalators	
	Occupied Square Footage	% Total	WALT (Months)	Average Annual %	% Fixed Escalators
Triple-Net	24,157	74.5%			
Base Year	5,483	16.9%			
Gross	2,774	8.6%			
Total	**32,414**	**100.0%**	**66**	**2.8%**	**95.8%**

LEASING ACTIVITY BY SQUARE FOOT

	4Q25	1Q26	2Q26	3Q26	TTM Total
Lease Executions	1,738	1,063	1,243	846	4,890
New Lease Executions - %	16.6%	18.3%	26.3%	25.8%	21.0%
Renewal Lease Executions - %	83.4%	81.7%	73.7%	74.2%	79.0%
New Lease Commencements	299	199	252	362	1,111
Non-Renewals & Vacates	(235)	(288)	(202)	(298)	(1,023)

NEW LEASING COMMENCEMENTS

	4Q25	1Q26	2Q26	3Q26	TTM Total
Average Lease Term (Months)	84	87	94	135	105
Annualized Base Rent Per Sq. Ft. per year	$ 29.16	$ 26.83	$ 27.24	$ 32.41	$ 29.42
Average Tenant Improvements Per Sq. Ft. per year	3.86	4.14	4.51	4.20	4.19
Average Tenant Improvements Per Sq. Ft.	26.08	34.83	39.64	42.65	36.75
Average Leasing Commissions Per Sq. Ft. per year	1.29	1.58	1.30	1.48	1.41
Average Leasing Commissions Per Sq. Ft.	10.56	11.06	10.69	16.66	12.77
Average Annual Escalator	3.1%	3.0%	3.1%	2.9%	3.0%
Leasing Costs % of Annual Base Rent	17.7%	21.3%	21.3%	17.5%	19.1%

RENEWAL LEASING COMMENCEMENTS

	4Q25	1Q26	2Q26	3Q26	TTM Total
Average Lease Term (Months)	105	74	65	82	86
Annualized Base Rent Per Sq. Ft. per year	$ 29.80	$ 28.51	$ 31.36	$ 27.35	$ 29.39
Average Tenant Improvements Per Sq. Ft. per year	1.61	1.44	1.83	1.84	1.66
Average Tenant Improvements Per Sq. Ft.	14.25	11.47	10.38	14.28	12.63
Average Leasing Commissions Per Sq. Ft. per year	0.71	0.54	1.26	0.76	0.79
Average Leasing Commissions Per Sq. Ft.	6.12	2.70	7.43	4.83	5.31
% Cash Releasing Spreads	4.4%	5.4%	4.9%	4.5%	4.7%
Average Annual Escalator	3.1%	3.0%	2.9%	3.0%	3.0%
Leasing Costs % of Annual Base Rent	7.8%	6.9%	9.9%	9.5%	8.3%
Trailing Twelve Month Retention Rate	78.5%	79.1%	80.1%	81.7%	81.7%

LEASE EXPIRATION DATA

	2026	2027	2028	2029	2030	Thereafter
Square Feet	1,259	2,658	4,068	3,478	3,217	17,735
% of Total	3.9%	8.2%	12.6%	10.7%	9.9%	54.7%
Annualized Base Rent	$ 40,020	$ 74,391	$ 99,412	$ 91,000	$ 83,659	$ 412,703
% of Total	5.0%	9.3%	12.4%	11.4%	10.4%	51.5%

(1) Total includes 3 held-for-sale properties as of September 30, 2026.
(2) Total occupancy as reported in 3Q26 was negatively impacted by (50) bps due to the impact of asset sales and recapitalizations.

Dollars and square feet in thousands

LAB PORTFOLIO SUMMARY

		Square Footage		
	Properties[1]	Total[1]	Occupied	Occupancy %
Same-Store	**103**	**7,963**	**7,192**	**90.6%**
Operating	124	10,650	8,925	
Development	2	358	185	
Redevelopment	17	1,609	718	
Total	**143**	**12,617**	**9,829**	**79.8%** [2]

OWNERSHIP TYPE[1]

	Properties			Square Footage		
	Fee Simple	Ground Lease	Total	Fee Simple	Ground Lease	Total
Count / Square Footage	143	—	143	12,617	—	12,617
% Total Portfolio	100.0%	—%	100.0%	100.0%	—%	100.0%

LEASE TYPES

				Annual Escalators	
	Occupied Square Footage	% Total	WALT (Months)	Average Annual %	% Fixed Escalators
Triple-Net	8,828	89.8%			
Base Year	807	8.2%			
Gross	194	2.0%			
Total	**9,829**	**100.0%**	**67**	**3.2%**	**100.0%**

LEASING ACTIVITY BY SQUARE FOOT

	4Q25	1Q26	2Q26	3Q26	TTM Total
Lease Executions	333	141	381	480	1,335
New Lease Executions - %	78.3%	91.7%	58.2%	69.9%	71.0%
Renewal Lease Executions - %	21.7%	8.3%	41.8%	30.1%	29.0%
New Lease Commencements	317	49	303	276	945
Non-Renewals & Vacates	(587)	(14)	(206)	(126)	(933)

NEW LEASING COMMENCEMENTS

	4Q25	1Q26	2Q26	3Q26	TTM Total
Average Lease Term (Months)	71	57	110	115[3]	95
Annualized Base Rent Per Sq. Ft. per year	$ 56.48	$ 56.26	$ 58.14	44.28[3]	$ 53.34
Average Tenant Improvements Per Sq. Ft. per year	11.96	4.41	18.93	13.50	14.18
Average Tenant Improvements Per Sq. Ft.	90.02	25.51	217.25	107.52	139.29
Average Leasing Commissions Per Sq. Ft. per year	3.25	3.31	3.30	2.63	3.08
Average Leasing Commissions Per Sq. Ft.	21.13	14.74	31.47	22.63	24.51
Average Annual Escalator	3.0%	3.4%	3.1%	2.9%	3.1%
Leasing Costs % of Annual Base Rent	26.9%	13.7%	38.2%	36.4%	32.4%

RENEWAL LEASING COMMENCEMENTS

	4Q25	1Q26	2Q26	3Q26	TTM Total
Average Lease Term (Months)	84	12	115	37	80
Annualized Base Rent Per Sq. Ft. per year	$ 40.35	$ 70.70	$ 46.48	$ 72.22	$ 54.45
Average Tenant Improvements Per Sq. Ft. per year	0.11	—	3.05	4.79	2.93
Average Tenant Improvements Per Sq. Ft.	0.63	—	28.81	14.28	19.59
Average Leasing Commissions Per Sq. Ft. per year	3.31	4.00	2.46	2.83	2.80
Average Leasing Commissions Per Sq. Ft.	23.11	4.00	23.10	11.43	18.62
% Cash Releasing Spreads	(1.7)%	3.5%	(7.3)%	(5.6)%	(5.4)%
Average Annual Escalator	3.0%	3.5%	3.1%	3.2%	3.2%
Leasing Costs % of Annual Base Rent	8.5%	5.7%	11.9%	10.6%	10.5%
Trailing Twelve Month Retention Rate	71.6%	69.0%	50.5%	55.7%	55.7%

LEASE EXPIRATION DATA

	2026	2027	2028	2029	2030	Thereafter
Square Feet	164	684	558	856	1,336	6,231
% of Total	1.7%	7.0%	5.7%	8.7%	13.6%	63.4%
Annualized Base Rent	$ 9,146	$ 43,251	$ 33,105	$ 56,842	$ 96,160	$ 395,585
% of Total	1.4%	6.8%	5.2%	9.0%	15.2%	62.4%

(1) Total includes 2 held-for-sale properties as of September 30, 2026.
(2) The occupancy presented above excludes the two San Diego properties that were acquired on 9/30/26. Including those properties, total occupancy would have been 78.8%.
(3) Includes two office leases that commenced in 3Q26. Excluding those leases, Average Lease Term (Months) and Annualized Base Rent Per Sq. Ft. Per Year for 3Q26 would have been 61 and $54.23, respectively.

Dollars and square feet in thousands

ACQUISITION SUMMARY

	Properties	SF / Units		Total	Stabilized NOI Yield
1Q26 Acquisitions	**25**	**4,183 Units**	**$**	**891,800**	**8.1% - 9.0%**
2Q26 Acquisitions	**2**	**414 Units**	**$**	**105,000**	**8.5% - 9.5%**
Lab	2	236 SF		104,500	
Senior Housing[(1)]	33	3,907 Units		1,752,900	
3Q26 Acquisitions	**35**		**$**	**1,857,400**	**7.5% - 8.5%**
Total Acquisitions[(2)]	**62**		**$**	**2,854,200**	

DISPOSITION SUMMARY

	Properties	SF / Units		Total	Trailing NOI Yield
1Q26 Dispositions	**13**	**770 SF**	**$**	**261,549**	**6.3%**
2Q26 Dispositions	**4**	**344 SF / 244 Units**	**$**	**63,383**	**2.6%**
Outpatient Medical	86	5,581 SF	$	1,025,000	
3Q26 Dispositions	**86**		**$**	**1,025,000**	**5.9%**
Total Dispositions	**103**		**$**	**1,349,932**	

LOANS AND OTHER INVESTMENTS

											Weighted Average as of September 30, 2026	
		Investment as of June 30, 2026		Additional Investments		Paydowns[(3)]		Investment as of September 30, 2026		Interest Income	Yield	Maturity in Years
Seller Financing	$	19,591	$	—	$	—	$	19,591	$	366	7.6%	0.8
Development and other		308,342		24,127		(58,905)		273,564		7,962	9.4%	1.5
Total Loans and Other Investments	**$**	**327,933**	**$**	**24,127**	**$**	**(58,905)**	**$**	**293,155**	**$**	**8,328**		

(1) Senior Housing presented at 100%.
(2) Subsequent to quarter end and through October 30, Healthpeak completed approximately $38 million of Outpatient Medical acquisitions, and Janus Living completed approximately $370 million of senior housing acquisitions, which are not included in the table above.
(3) Represents Healthpeak's previous preferred equity investment in the two building HQ Point campus in connection with the Company's acquisition of the remaining interest on September 30, 2026.

Dollars and square feet in thousands

QUARTERLY CAPITAL EXPENDITURES BY SEGMENT

	Outpatient Medical	Lab	Senior Housing	Other	Total
Recurring Capital Expenditures	$ 8,099	$ 21	$ 5,121	$ 389	$ 13,630
Tenant improvements & Leasing commissions	17,031	3,134	—	298	20,463
AFFO capital expenditures	**$ 25,130**	**$ 3,156**	**$ 5,121**	**$ 686**	**$ 34,093**
Revenue Enhancing Capital Expenditures	$ 27,131	$ 25,764	$ 11,186	$ 867	$ 64,947
Casualty related capital expenditures	—	1,885	12	—	1,897
Initial Capital Expenditures ("ICE")	235	1,856	1,221	24	3,335
Development	18,862	5,675	—	—	24,538
Redevelopment	4,502	23,004	—	—	27,506
Capitalized interest	1,720	15,976	—	—	17,696
Revenue Enhancing Capital and Capitalized Interest	**$ 52,450**	**$ 74,160**	**$ 12,418**	**$ 890**	**$ 139,919**
Total 3Q26 Capital Expenditures	**$ 77,580**	**$ 77,316**	**$ 17,540**	**$ 1,577**	**$ 174,012**

DEVELOPMENT PROJECTS

		Active Projects(1)						Total Projects(1)	
Project	MSA	Property Count	CIP	Cost to Complete	Estimated Total at Completion	Sq. Ft. Capacity	% Leased	Sq. Ft. Capacity	% Leased
Vantage - Phase I (Lab)	San Francisco, CA	1	$ 91,541	$ 15,459	$ 107,000	88	32	346	83
Gateway at Directors Science Park (Lab)	San Diego, CA	1	82,938	62	83,000	84	—	166	49
Brandon (Outpatient Medical)	Tampa, FL	1	7,934	3,066	11,000	27	37	72	76
Forsyth (Outpatient Medical)	Atlanta, GA	1	50,134	23,866	74,000	118	98	118	98
Pooler (Outpatient Medical)	Savannah, GA	1	1,718	2,282	4,000	6	100	63	100
McKinney (Outpatient Medical)	Dallas, TX	1	14,614	6,386	21,000	46	—	120	62
Cherokee (Outpatient Medical)	Atlanta, GA	1	23,452	38,548	62,000	148	83	148	83
Sugar Hill (Outpatient Medical)	Atlanta, GA	1	5,065	14,935	20,000	33	84	33	84
Total		**8**	**$ 277,396**	**$ 104,604**	**$ 382,000**	**550**	**56**	**1,066**	**77**

REDEVELOPMENT PROJECTS

		Active Projects(1)						Total Projects(1)	
Project	MSA	Property Count	CIP	Cost to Complete	Estimated Total at Completion	Sq. Ft. Capacity	% Leased	Sq. Ft. Capacity	% Leased
Portside at Oyster Point (Lab)	San Francisco, CA	2	$ 36,913	$ 23,087	$ 60,000	147	40	484	82
Directors Science Park (Lab)	San Diego, CA	3	20,139	12,861	33,000	162	36	162	36
Point Grand (Lab)	San Francisco, CA	4	15,865	59,135	75,000	180	—	450	60
Other Redevelopments (Various)	Various	13	58,311	75,689	134,000	523	21	523	21
Total		**22**	**131,229**	**170,771**	**302,000**	**1,012**	**23**	**1,620**	**52**

(1) Active Projects represent the portion of development and redevelopment projects that are not yet included in the operating portfolio. Total Projects includes the portion of the development and redevelopment project that has already been delivered and included in the operating portfolio.

Dollars and shares in millions

COMPONENTS OF NET ASSET VALUE

Operating Segments	Annualized as of September 30, 2026 Adjusted NOI
Outpatient Medical	$ 737
Lab	563
Other	10
Total	**$ 1,311**

Senior Housing / Janus Living at Healthpeak's share	
Annualized Adjusted NOI plus trailing-twelve month NREF cash collections less NREF amortization	$ 247
Other assets and (liabilities), net related to senior housing / Janus Living	251
Market value of 214.7M shares of Janus Living (NYSE: JAN) common stock and operating partnership common units owned by Healthpeak as of September 30, 2026	$ 6,363

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[1]

	Projected Stabilized Portfolio Adjusted NOI	Estimated Cost to Complete	Estimated Total Cost
Development	$ 26	$ 105	$ 382
Redevelopment	45	171	302
Total	**$ 71**	**$ 275**	**$ 684**

OTHER ASSETS[2]

Book value of land held for development	$ 850
Cash, cash equivalents, and restricted cash	181
Loans receivable, net of reserves	293
Total	**$ 1,324**

DEBT AND OTHER LIABILITIES[3]

Bank line of credit and commercial paper	$ 1,490
Term loans	1,650
Senior unsecured notes	6,250
Mortgage debt	104
Share of unconsolidated JV debt	224
Other liabilities (assets), net	509
Total	**$ 10,227**

Fully-diluted shares and units	**703**

(1) See Development and Redevelopment detail on page 19. Projected Stabilized Portfolio Adjusted NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.
(2) Excludes assets associated with Healthpeak's share of the Janus Living senior housing portfolio.
(3) Excludes liabilities associated with Healthpeak's share of the Janus Living senior housing portfolio. Debt balances represents principal amounts due and excludes unamortized premiums/discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet. Other liabilities includes accounts payable, accrued liabilities, and other liabilities net of other assets. excluding certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Adjusted Fixed Charge Coverage*

Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

AFFO Capital Expenditures

Adjusted Funds from Operations ("AFFO") Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Annualized Base Rent ("ABR")

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our senior housing segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, termination fees, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Cost to Complete

Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Development

Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction, merger, and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our senior housing communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income (“NOI”) and Adjusted NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues and resident fees and services, and exclusive of interest income), less property level operating expenses. Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported. NOI and Adjusted NOI exclude all other financial statement amounts included in net income (loss). NOI and Adjusted NOI includes the Company's pro rata share of NOI and Adjusted NOI, respectively, from its unconsolidated JVs and excludes noncontrolling interests’ pro rata share of NOI and Adjusted NOI, respectively, from consolidated joint ventures. See the "Adjusted NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy

Occupancy in our Operating Portfolio for lab buildings and outpatient medical buildings represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities’ average operating Occupancy for the most recent calendar quarter available based on units. Occupancy excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. Occupancy in our Total Portfolio also includes facilities that are currently in development and redevelopment based on their project capacity at completion. Senior housing occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our economic ownership.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, and actuarial reserves for insurance claims that have been incurred but not reported.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statements of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

RevPOR*

The 3-month average resident fees and services per occupied unit for the most recent period available. RevPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

Same-Store (“SS”)*

Same-Store Cash (Adjusted) NOI allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event or planned operator transition that significantly impacts operations, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Same-Store Cash (Adjusted) NOI*

Same-Store Cash (Adjusted) NOI is Same-Store Cash Real Estate Revenues less Same-Store Cash Operating Expenses.

Same-Store Cash Operating Expenses*

Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Same-Store Cash Operating Expenses represent property level operating expenses and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs presented on the same basis less noncontrolling interests' pro rata share of operating expenses from consolidated JVs (based on applying our current economic ownership to all periods presented). Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported.

Same-Store Cash Real Estate Revenues*

Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis less noncontrolling interests' pro rata share from consolidated JVs (based on applying our current economic ownership to all periods presented). Same-Store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' economic share for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our economic share for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% economic share.

* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
https://ir.healthpeak.com/financials/quarterly-results.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/financials/quarterly-results. Additionally, with respect to Janus Living, reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.janusreit.com/financials/quarterly-results. The contents of the Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout the Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.